MANAGEMENT’S DISCUSSION & ANALYSIS

INTRODUCTION
This discussion and analysis by management (“MD&A”) of West Fraser Timber Co. Ltd.’s (“West Fraser”, the “Company”, “we”, “us”, or “our”) financial performance for the three months ended March 31, 2022 should be read in conjunction with: (i) our unaudited condensed consolidated interim financial statements and accompanying notes for the three months ended March 31, 2022 (“Interim Financial Statements”); (ii) our audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2021 (the “Annual Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"); and (iii) our related 2021 annual MD&A (“Annual MD&A”).
Unless otherwise indicated, the financial information contained in this MD&A is derived from our Interim Financial Statements, which have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. This MD&A uses various Non-GAAP and other specified financial measures, including “Adjusted EBITDA”, “Adjusted EBITDA by segment”, “available liquidity”, “total debt to capital ratio”, “net debt to capital ratio”, “expected capital expenditures” and “expected potential synergies from Norbord acquisition”. An explanation with respect to the use of these Non-GAAP and other specified financial measures is set out in the section titled “Non-GAAP and Other Specified Financial Measures”.
This MD&A includes statements and information that constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Please refer to the cautionary note titled “Forward-Looking Statements” below for a discussion of these forward-looking statements and the risks that impact these forward-looking statements.
This MD&A uses capitalized terms, abbreviations and acronyms that are defined under “Glossary of Key Terms”. Dollar amounts are expressed in the United States (“U.S.”) currency unless otherwise indicated. The information in this MD&A is as at April 28, 2022 unless otherwise indicated.

OUR BUSINESS AND STRATEGY

West Fraser is a diversified wood products company with facilities in Canada, the U.S., the U.K. and Europe, manufacturing, selling, marketing and distributing lumber, engineered wood products (OSB, LVL, MDF, plywood, particleboard), pulp, newsprint, wood chips and other residuals and renewable energy. Our business is comprised of 34 lumber mills, 15 OSB facilities, 6 renewable energy facilities, 5 pulp and paper mills, 3 plywood facilities, 3 MDF facilities, 2 particleboard facilities, 1 LVL facility, 1 treated wood facility, and 1 veneer facility.
Our goal at West Fraser is to generate strong financial results through the business cycle, relying on our committed workforce, the quality of our assets and our well-established people and culture. This culture emphasizes cost control in all aspects of the business and operating in a responsible, sustainable, financially conservative and prudent manner.
The North American wood products industry is cyclical and periodically faces difficult market conditions and serious challenges. Our earnings are sensitive to changes in world economic conditions, primarily those in North America, Asia and Europe and particularly to the U.S. housing market for new construction and repair and renovation spending. Most of our revenues are from sales of commodities for which prices are sensitive to variations in supply and demand. As many of our costs are denominated in Canadian dollars, British pounds sterling and Euros, exchange rate fluctuations of the Canadian dollar, British pound sterling and Euro against the United States dollar can and are anticipated to be a significant source of earnings volatility for us.
West Fraser strives to make sustainability a central principle upon which our people operate, and we believe the Company’s renewable building materials that sequester carbon are a truly natural solution in the fight against climate change. There are numerous government initiatives and proposals globally to address climate-related issues. Within the jurisdictions of West Fraser’s operations, some of these initiatives would regulate, and do regulate and/or tax the production of carbon dioxide and other greenhouse gases to facilitate the reduction of carbon emissions, providing incentives to produce and use cleaner energy.
We believe that maintaining a strong balance sheet and liquidity profile, along with our investment-grade debt rating, enables us to execute a balanced capital allocation strategy. Our goal is to reinvest in our operations across all market cycles to strategically enhance productivity, product mix, and capacity and to maintain a leading cost position. We believe that a strong balance sheet also provides the financial flexibility to capitalize on growth opportunities, including the pursuit of opportunistic acquisitions and larger-scale strategic growth initiatives, and is a key tool in managing our business over the long term including returning capital to shareholders.

RECENT DEVELOPMENTS
Markets
In North America, changes in new home construction activity in the U.S. are a significant driver of lumber and OSB demand. According to the U.S. Census Bureau, the seasonally adjusted annualized rate of U.S. housing starts averaged 1.79 million units in March 2022, with permits issued averaging 1.87 million units. We believe low mortgage rates, low availability of homes for sale and changes in home ownership trends stemming from the COVID-19 pandemic continue to provide a supportive backdrop for home construction activity. However, interest rates have been trending higher in early 2022 and should they continue to do so, housing affordability may be impacted, which could reduce demand for new home construction and thus demand for our wood building products.
Demand for our products used in repair and remodelling applications was relatively strong through much of the first quarter of 2022. However, inflationary pressures have been rising, which may adversely impact consumers’ discretionary spending on repair and remodelling activity. Similar to the slowdown in demand we saw when lumber and OSB prices became elevated in the spring of 2021, demand began to show signs of slowing late in the first quarter of 2022 as lumber and OSB prices once again approached record highs.
Transportation and Production Rates
Though infrastructure repairs to rail and truck routes resulting from the severe weather and flooding in late 2021 in B.C. have progressed, the usual challenges of winter weather in Canada have exacerbated what were already difficult conditions for logistics and transportation. Availability of rail service, adverse weather conditions, operator shortages and the backlog from disruptions in prior quarters have all negatively impacted our ability to ship our products in a timely manner. To manage inventory levels, we reduced production rates at a number of our manufacturing facilities.
We saw warmer weather and an improvement to velocity across the rail network towards the end of the first quarter. Truck shortages and rates also eased somewhat, although we were impacted by fuel price volatility across our transportation networks.
Hinton Pulp
During the quarter ended March 31, 2022, management approved a plan to permanently reduce the capacity at our pulp mill in Hinton, Alberta. One of Hinton pulp mill’s two production lines will shut, and the remaining line will produce Unbleached Kraft Pulp rather than Northern Bleached Softwood Kraft Pulp. As a result, we recorded impairment charges of $13 million during the quarter ended March 31, 2022 relating to equipment that will be decommissioned permanently as part of the transition to Unbleached Kraft Pulp.
Share Repurchases
On February 23, 2022, we renewed our normal course issuer bid (“NCIB”) allowing us to acquire up to 10,194,000 Common shares for cancellation until the expiry of the bid on February 22, 2023.
On April 26, 2022, we commenced a substantial issuer bid pursuant to which the Company has offered to purchase from shareholders for cancellation up to $1.25 billion of our outstanding Common shares. The SIB will proceed by way of a “modified Dutch auction” procedure with a tender price range from $80.00 to $95.00 per share. The SIB will expire on

June 2, 2022, unless extended or withdrawn. Upon expiry of the SIB, the Company will determine the lowest purchase price (which will be not less than $80.00 per share and not more than $95.00 per share) that will allow it to purchase the maximum number of shares properly tendered to the SIB, and not properly withdrawn, having an aggregate purchase price not exceeding $1.25 billion. We have suspended share repurchases under our current NCIB, and no NCIB purchases will be made until after the expiration of the SIB if and when we determine to recommence repurchases under the NCIB.

FIRST QUARTER RESULTS

Summary Results ($ millions)	Q1-22	Q4-21	Q1-21
Earnings
Sales	$3,110	$2,038	$2,343
Cost of products sold	(1,177)	(1,158)	(1,039)
Freight and other distribution costs	(220)	(207)	(181)
Export duties, net	(27)	30	(37)
Amortization	(157)	(153)	(122)
Selling, general and administration	(94)	(88)	(78)
Equity-based compensation	5	(12)	(7)
Impairment charges	(13)	—	—
Operating earnings	1,427	450	879
Finance expense, net	(7)	(1)	(13)
Other	—	(11)	4
Tax provision	(330)	(104)	(205)
Earnings	$1,090	$334	$665

Adjusted EBITDA[1]	$1,592	$615	$1,008
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Selected Quarterly Amounts ($ millions,unless otherwise indicated)	Q1-22	Q4-21	Q3-21	Q2-21	Q1-21	Q4-20	Q3-20	Q2-20
Sales	$3,110	$2,038	$2,358	$3,779	$2,343	$1,294	$1,268	$921
Earnings	1,090	334	460	1,488	665	282	262	35
Basic EPS (dollars)	10.35	3.13	4.20	12.32	6.96	4.09	3.82	0.51
Diluted EPS (dollars)	10.25	3.13	4.20	12.32	6.96	4.09	3.82	0.51
Earnings trended up in 2020 primarily due to increased pricing for our products as demand recovered from the impacts of COVID-19. The Norbord Acquisition led to incorporation of additional sales and earnings from our North America OSB and Europe EWP operations, which are reflected in our results from February 1, 2021 onwards. Pricing for our products reached record highs in Q2-21 before moderating in Q3-21. Pricing improved through Q4-21 and Q1-22, although these pricing gains were offset in part by transportation disruptions. Availability of rail service in Q1-22 was challenged due to adverse weather conditions, operator shortages, and the backlog from disruptions in Q4-21 caused by severe weather and flooding in B.C. Western Canada log costs and other input costs have also increased significantly over the past two years, offsetting some of the pricing gains.

Discussion & Analysis by Product Segment
Lumber Segment

Lumber Segment Earnings ($ millions unless otherwise indicated)	Q1-22	Q4-21	Q1-21
Sales
Lumber	$1,406	$796	$1,198
Wood chips and other residuals	78	70	70
Logs and other	17	22	32
	1,501	888	1,300
Cost of products sold	(530)	(546)	(490)
Freight and other distribution costs	(97)	(93)	(91)
Export duties, net	(27)	30	(37)
Amortization	(46)	(45)	(39)
Selling, general and administration	(51)	(39)	(36)
Operating earnings	750	195	607
Finance expense, net	(6)	1	(5)
Other	(6)	(2)	7
Earnings before tax	$738	$194	$609

Adjusted EBITDA[1]	$796	$240	$646

SPF (MMfbm)
Production	701	720	838
Shipments	619	673	748
SYP (MMfbm)
Production	770	659	685
Shipments	750	632	641
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure. Q4 2021 Adjusted EBITDA was decreased by a one-time charge of $2 million related to inventory purchase price accounting.
Sales and Shipments
Lumber sales for Q1-22 were higher than both comparative quarters due primarily to higher product pricing and increased shipments of SYP lumber, which more than offset decreases in shipments of SPF lumber caused by transportation disruptions in Western Canada.
SPF shipment volumes were lower compared to the comparative quarters as transportation disruptions that began in Q4-21 persisted into the current quarter. These transportation disruptions were more pronounced than the previous quarter as they impacted rail and truck services for the entire quarter, as opposed to only a portion of Q4-21. The transportation disruptions were also more severe than the seasonal railcar shortages typically experienced in the first quarter.
SYP shipment volumes increased compared to both comparative quarters due to increased production, discussed further in the section below. Shipment volumes in Q1-21 were also impacted by a period of extreme weather conditions in the U.S. South, which contributed to the increase year over year.
The net volume variance resulted in an increase in earnings before tax and Adjusted EBITDA of $47 million compared to Q4-21 and a decrease of $3 million compared to Q1-21.
Lumber pricing was higher than Q4-21 and was also higher, although to a lesser extent, than Q1-21. Demand driven by housing starts remained robust in Q1-22 and disruptions to the ability of producers to transport product to market led to increases in pricing.

The price variance resulted in an increase in earnings before tax and Adjusted EBITDA of $541 million compared to Q4-21 and an increase of $222 million compared to Q1-21.

SPF Sales by Destination	Q1-22		Q4-21		Q1-21
	MMfbm	%	MMfbm	%	MMfbm	%
U.S.	410	66%	461	68%	474	63%
Canada	176	28%	128	19%	179	24%
China	10	2%	60	9%	60	8%
Other	23	4%	24	4%	35	5%
	619		673		748
We ship SPF to several export markets, while our SYP sales are almost entirely within the U.S. The relative proportion of shipments of SPF to China was lower compared to the previous quarter due to changes in pricing differentials between the North American and overseas markets. Additional restrictions implemented on Chinese ports and ongoing container shortages have impacted port efficiency and caused diversions and re-routing of shipments.
Wood chip and other residual sales in Q1-22 increased compared to comparative quarters due primarily to higher pricing as the pricing formula follows the NBSK price, which increased in Q1-22.
Costs and Production
SPF production volumes decreased versus comparative quarters due to reductions in operating schedules at our B.C. locations to manage inventory levels as a result of transportation disruptions in Western Canada. The decrease in production compared to Q1-21 is more significant than the decrease compared to Q4-21 as production in Q4-21 was also partially impacted by reductions in operating schedules caused by transportation disruptions.
SYP production volumes increased versus comparative quarters. Production increased compared to the previous quarter due to the inclusion of two additional months of production from the Angelina lumber mill, which was acquired on December 1, 2021. The easing of weather-related log shortages in certain operating areas, an increase in operating days, and improved productivity were also contributing factors. Production increased compared to Q1-21 due primarily to the acquisition of the Angelina lumber mill. Q1-21 production volumes at certain of our locations were also adversely impacted by extreme winter conditions in the U.S. South.
Costs of products sold were lower compared to Q4-21 but higher compared to Q1-21. Costs of products sold were lower compared to Q4-21 due primarily to improved productivity in our SYP production facilities. Costs of products sold were higher compared to Q1-21 due primarily to increases in SPF and SYP log costs and inflation in manufacturing costs.
Most of our SPF log requirements are harvested from crown lands owned by the provinces of B.C. or Alberta. B.C.’s stumpage system is tied to reported lumber prices, with a time lag, and publicly auctioned timber harvesting rights. Alberta’s stumpage system is correlated to published lumber prices with a shorter time lag.
SPF log costs were higher compared to Q4-21 due primarily to higher stumpage rates in Alberta. This was offset in part by decreased stumpage rates in B.C. SPF log costs were higher than Q1-21 due to higher stumpage rates in Alberta and higher purchased log costs in B.C. Unit manufacturing costs were comparable to Q4-21 and higher compared to Q1-21 due primarily to lower production in the current period and inflationary pressures on inputs.
SYP log costs were comparable to Q4-21 but were higher compared to Q1-21 due to increased competition for logs as sawmill production increased in the U.S. South. Manufacturing costs were comparable to Q4-21 and higher compared to Q1-21 due to higher input costs and employee costs.
Freight and other distribution costs were higher compared to the comparative quarters. Freight and other distribution costs increased from Q4-21 due to increases in shipment volumes. Freight and other distribution costs increased compared to Q1-21 as the transportation network adjusted to the post-COVID-19 demand levels, resulting in truck and driver shortages in Canada and the U.S.

An export duty expense was recorded for Q1-22 compared to an export duty recovery for Q4-21 as the Q4-21 balance is net of a recovery of $55 million related to the USDOC finalization of the AR2 duty rates. Further, as disclosed in the table below, the effective duty expense for the period was $27 million compared to $25 million in Q4-21. The increase in effective export duty expense was due to higher pricing offset in part by lower volumes shipped to the U.S. in Q1-22.
Export duty expense for Q1-22 was lower than Q1-21. As disclosed in the table below, the effective duty expense for the period was $27 million compared to $37 million in Q1-21. The decrease in effective export duty expense was due to a lower CVD deposit rate and a lower volume of softwood lumber shipped to the U.S. in Q1-22 compared to Q1-21, which more than offset increased pricing.
The following table reconciles our cash deposits paid during the period to the amount recorded in our earnings statement:

Duty impact on earnings ($ millions)	Q1-22	Q4-21	Q1-21
Cash deposits paid[1]	$(36)	$(20)	$(29)
Adjust to West Fraser Estimated ADD rate[2]	9	(5)	(8)
Effective duty expense for period	(27)	(25)	(37)
Duty recovery attributable to AR2	—	55	—
Duty recovery (expense)	(27)	30	(37)
1.Represents combined CVD and ADD cash deposit rate of 8.97% from January 1, 2021 to December 1, 2021, 11.12% from December 2 to December January 9, 2022, and 11.14% from January 10, 2022 to March 31, 2022.
2.Represents adjustment to West Fraser Estimated ADD rate of 3.79% for Q1-22, 6.80% for 2021, and 3.77% for Q1-21.
Amortization expense was comparable to Q4-21 and higher compared to Q1-21 due primarily to incremental amortization relating to the Angelina lumber mill.
Selling, general and administration costs were higher than both prior quarter comparatives due to updates in the allocation methodology for corporate overhead costs to reflect changes in our corporate structure.
Finance expense, net is comparable to Q1-21. For Q4-21, a recovery was recorded in finance expense, net due to interest income of $6 million related to AR1 and AR2 duty deposits receivable.
Fluctuations in other income compared to both comparative quarters were due primarily to foreign exchange revaluations on the Canadian dollar monetary assets and liabilities held by our Canadian operations.
Earnings before tax for the Lumber Segment increased by $544 million compared to Q4-21 and increased by $129 million compared to Q1-21 for the reasons explained above.
Adjusted EBITDA for the Lumber Segment increased by $556 million compared to Q4-21 and increased by $150 million compared to Q1-21. The following table shows the Adjusted EBITDA variance for the period.

Adjusted EBITDA ($ millions)	Q4-21 to Q1-22	Q1-21 to Q1-22
Adjusted EBITDA - comparative period	$240	$646
Price	541	222
Volume	47	(3)
Changes in export duties	(57)	10
Changes in costs	30	(46)
Other	(5)	(33)
Adjusted EBITDA - current period	$796	$796
Softwood Lumber Dispute
On November 25, 2016, a coalition of U.S. lumber producers petitioned the USDOC and the USITC to investigate alleged subsidies to Canadian softwood lumber producers and levy CVD and ADD duties against Canadian softwood lumber imports. The USDOC chose us as a “mandatory respondent” to both the countervailing and antidumping investigations, and as a result, we have received unique company-specific rates.
Developments in CVD and ADD rates

We began paying CVD and ADD duties in 2017 based on the determination of duties payable by the USDOC. The CVD and ADD cash deposit rates are updated based on the USDOC’s AR for each POI, as summarized in the tables below.
On January 31, 2022, the USDOC released the preliminary results from AR3 POI covering the 2020 calendar year, which indicated a rate of 8.46% for CVD and 4.63% for ADD for West Fraser. The duty rates are subject to an appeal process, and we will record an adjustment once the rates are finalized. If the AR3 rates were to be confirmed, it would result in a U.S. dollar recovery of $43 million for the POI covered by AR3. This adjustment would be in addition to the amounts already recorded on our balance sheet. If these rates are finalized, our combined cash deposit rate would be revised to 13.09%.
On March 9, 2022, the USDOC initiated AR4 POI covering the 2021 calendar year. No respondents have been selected yet, but we expect to be selected as a mandatory respondent, which will result in West Fraser continuing to be subject to a company-specific rate.
The respective Cash Deposit Rates, the AR POI Final Rate, and the West Fraser Estimated ADD Rate for each period are as follows:

Effective dates for CVD	Cash Deposit Rate	AR POI Final Rate
AR1 POI
April 1, 2018 - August 24, 2017	24.12%	6.76%
August 25, 2017 - December 27, 2017	—%	—%
December 28, 2017 - December 31, 2017	17.99%	6.76%
January 1, 2018 - December 31, 2018	17.99%	7.57%
AR2 POI
January 1, 2019 - December 31, 2019	17.99%	5.08%
AR3 POI[1]
January 1, 2020 - November 30, 2020	17.99%	n/a
December 1, 2020 - December 31, 2020	7.57%	n/a
AR4 POI[2]
January 1, 2021 - December 1, 2021	7.57%	n/a
December 2, 2021 - December 31, 2021	5.06%	n/a
AR5 POI[3]
January 1, 2022 – January 9, 2022	5.06%	n/a
January 10, 2022 – March 31, 2022	5.08%	n/a
1.On January 31, 2022, the USDOC issued a preliminary CVD rate. The CVD rate for the AR3 POI will be adjusted when AR3 is complete and the USDOC finalizes the rate, which is not expected until the third quarter of 2022.
2.The CVD rate for the AR4 POI will be adjusted when AR4 is complete, and the USDOC finalizes the rate, which is not expected until 2023.
3.The CVD rate for the AR5 POI will be adjusted when AR5 is complete and the USDOC finalizes the rate, which is not expected until 2024.

Effective dates for ADD	Cash Deposit Rate	AR POI Final Rate	West Fraser Estimated Rate
AR1 POI
June 30, 2017 - December 3, 2017	6.76%	1.40%	1.46%
December 4, 2017 - December 31, 2017	5.57%	1.40%	1.46%
January 1, 2018 - December 31, 2018	5.57%	1.40%	1.46%
AR2 POI
January 1, 2019 - December 31, 2019	5.57%	6.06%	4.65%
AR3 POI[1]
January 1, 2020 - November 29, 2020	5.57%	n/a	3.40%
November 30, 2020 - December 31, 2020	1.40%	n/a	3.40%
AR4 POI[2]
January 1, 2021 - December 1, 2021	1.40%	n/a	6.80%
December 2, 2021 - December 31, 2021	6.06%	n/a	6.80%
AR5 POI[3]
January 1, 2022 - March 31, 2022	6.06%	n/a	3.79%
1.On January 31, 2022, the USDOC issued a preliminary ADD rate. The ADD rate for the AR3 POI will be adjusted when AR3 is complete and the USDOC finalizes the rate, which is not expected until the third quarter of 2022.
2.The ADD rate for the AR4 POI will be adjusted when AR4 is complete, and the USDOC finalizes the rate, which is not expected until 2023.
3.The ADD rate for the AR5 POI will be adjusted when AR5 is complete and the USDOC finalizes the rate, which is not expected until 2024.
Appeals
Our 2021 annual MD&A includes details on Softwood Lumber Dispute appeals.
Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeal processes are concluded.

North America Engineered Wood Products Segment

NA EWP Segment Earnings ($ millions unless otherwise indicated)	Q1-22	Q4-21	Q1-21
Sales
OSB	$1,019	$666	$595
Plywood, LVL and MDF	190	162	180
Wood chips, logs and other	8	6	6
	1,217	834	781
Cost of products sold	(386)	(398)	(364)
Freight and other distribution costs	(71)	(72)	(48)
Amortization	(83)	(73)	(54)
Selling, general and administration	(30)	(21)	(16)
Operating earnings	647	270	299
Finance expense	(1)	—	(1)
Other	5	(5)	—
Earnings before tax	$651	$265	$298

Adjusted EBITDA[1]	$730	$343	$353

OSB (MMsf 3/8” basis)
Production	1,517	1,469	1,025
Shipments	1,429	1,543	1,010
Plywood (MMsf 3/8” basis)
Production	181	175	202
Shipments	167	190	191
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure. Q1-21 Adjusted EBITDA was decreased by a one-time charge of $86 million related to inventory purchase price accounting.
Our NA EWP segment includes our North American OSB, plywood, MDF, and LVL operations. Our operations and financial results up to February 1, 2021 only reflect activities associated with West Fraser’s Panels segment without incorporating the pre-February 1, 2021 North American operations and results of Norbord. Subsequent to February 1, 2021, our operations and financial results reflect the consolidated activities and operations of West Fraser and Norbord, including incorporating the North American operations of Norbord into our NA EWP segment.
Sales and Shipments
Sales increased compared to the comparative quarters due primarily to higher pricing for OSB and plywood products. OSB and plywood shipment volumes for Q1-22 decreased compared to Q4-21 due to limited availability of railcars to service our Western Canada and Ontario production locations. OSB shipment volumes increased compared to Q1-21 due to the inclusion of an additional month of shipments and ramp-up of our Chambord mill, offset by the impacts of the aforementioned transportation disruptions.
The volume variance resulted in a decrease in earnings before tax and Adjusted EBITDA of $27 million compared to Q4-21 and an increase of $150 million compared to Q1-21.
North American OSB prices strengthened throughout Q1-22, rising significantly as demand across all our business categories remained strong and rail disruptions in Canada limited shipments. Home center demand slowed as prices rose and pricing began to level out in mid-March.
The price variance resulted in an increase in earnings before tax and Adjusted EBITDA of $434 million compared to Q4-21 and an increase of $208 million compared to Q1-21.

Costs and Production
OSB production volumes increased compared to Q4-21 as prior quarter production was adversely impacted by seasonal maintenance shutdowns and unscheduled downtime at certain production locations. This was offset in part by reductions in operating schedules in Q1-22 to manage inventory levels as a result of transportation disruptions. OSB production volumes increased compared to Q1-21 due primarily to the inclusion of an additional month of production. The incremental production from ramp-up of our Chambord mill was offset by the impacts of the transportation disruptions in Q1-22.
Plywood production volumes were comparable to the prior quarter, and decreased compared to Q1-21 due to constraints in log supply caused by transportation disruptions.
Our costs of products sold decreased compared to Q4-21 due primarily to lower shipment volumes offset by increased input costs, including increased wood costs as well as higher costs of resins due to continued constraints on availability.
Our costs of products sold increased compared to Q1-21 due primarily to the inclusion of an additional month of production and increases in the cost of wood and other inputs such as resins, wax, and energy. This was offset in part by the ramp-up of our Chambord OSB mill and the impact of a one-time charge of $86 million related to inventory purchase price accounting in Q1-21.
Freight and other distribution costs were comparable to Q4-21 and trended with shipment volumes. Freight and other distribution costs increased compared to Q1-21 due to increases in shipment volumes and due to increased costs as the transportation network adjusted to post-COVID-19 demand levels.
Amortization expense increased compared to both comparative periods primarily due to the commencement of amortization in relation to the idled OSB mill near Allendale, South Carolina. The inclusion of an additional month of results was also a contributing factor to the increase of amortization expense compared to Q1-21.
Selling, general and administration costs were higher than both prior quarter comparatives due to updates in the allocation methodology for corporate overhead costs to reflect changes in our corporate structure. The inclusion of an additional month of results was also a contributing factor to the increase of selling, general and administration expense compared to Q1-21.
Finance expense and other income were comparable to both comparative periods.
Earnings before tax for the NA EWP Segment increased by $386 million compared to Q4-21 and increased by $353 million compared to Q1-21 due to the reasons explained above.
Adjusted EBITDA for the NA EWP Segment increased by $387 million compared to Q4-21 and increased by $377 million compared to Q1-21. The following table shows the Adjusted EBITDA variance for the period. Our Adjusted EBITDA analysis includes OSB, plywood, LVL and MDF, as the OSB results were included in all comparative periods.

Adjusted EBITDA ($ millions)	Q4-21 to Q1-22	Q1-21 to Q1-22
Adjusted EBITDA - comparative period	$343	$353
Price	434	208
Volume	(27)	150
Changes in costs	(13)	32
Other	(7)	(13)
Adjusted EBITDA - current period	$730	$730

Pulp & Paper Segment

Pulp & Paper Segment Earnings ($ millions unless otherwise indicated)	Q1-22	Q4-21	Q1-21
Sales	$171	$159	$177
Cost of products sold	(140)	(132)	(125)
Freight and other distribution costs	(37)	(33)	(33)
Amortization	(9)	(9)	(9)
Selling, general and administration	(9)	(8)	(8)
Impairment charges	(13)	—	—
Operating earnings	(37)	(23)	2
Finance expense	(1)	—	(2)
Other	—	(2)	1
Earnings (loss) before tax	$(38)	$(25)	$1

Adjusted EBITDA[1]	$(15)	$(14)	$11

Pulp (Mtonnes)
Production	219	226	276
Shipments	239	231	276
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Sales and Shipments
Sales increased compared to Q4-21 due primarily to increases in pulp pricing as pulp market fundamentals improved during the first quarter. Sales decreased compared to Q1-21 due to lower shipment volumes, offset in part by higher pulp pricing.
Pulp shipments during Q1-22 were adversely impacted by railcar shortages, which normalized somewhat towards the end of the quarter, and port backlogs. The majority of our products ship to offshore markets. Pulp shipments in the previous quarter were similarly impacted by transportation disruptions due to severe weather and flooding in B.C. in Q4-21.
The volume variance had a nominal impact on earnings before tax and Adjusted EBITDA compared to Q4-21 and resulted in a decrease in earnings before tax and Adjusted EBITDA of $3 million compared to Q1-21.
The price variance resulted in an increase in earnings before tax and Adjusted EBITDA of $8 million compared to Q4-21 and an increase of $18 million compared to Q1-21.
Costs and Production
Pulp production remained comparable to Q4-21. Curtailments and reductions in operating schedules were implemented in Q1-22 to manage inventory levels as a result of transportation disruptions. Mills have started to return to a more normal production schedule as railcar shortages begin to ease late in Q1-22. Pulp production in the previous quarter was similarly impacted by transportation disruptions due to severe weather and flooding in B.C. in Q4-21.
Pulp production decreased compared to Q1-21 as the reduction in production in Q1-22 had a greater impact than power mitigation curtailments taken in Q1-21.
Costs of products sold increased compared to the preceding quarter due to higher shipments and higher fibre costs. Costs of products sold increased compared to Q1-21 due primarily to higher fibre, supplies, and energy costs, offset in part by decreases in shipments.
Freight and other distribution costs increased compared to both comparative periods. Costs were higher compared to Q4-21 due in part to substitution of trucking services for rail services. Costs were higher compared to Q1-21 due to increased costs as international supply chains adjusted to post-COVID-19 demand levels, offset in part by reductions in shipment volumes.
Amortization, selling, general, and administration costs, finance expense, and other were comparable compared to both comparative periods. A $13 million impairment charge was recorded relating to equipment that will be permanently decommissioned as part of the transition of the pulp mill in Hinton, Alberta to UKP. See “Hinton Pulp” under “Recent Developments” for more information.
Earnings before tax for the Pulp & Paper Segment decreased by $13 million compared to Q4-21 and decreased by $39 million compared to Q1-21 due to the reasons discussed above.
Adjusted EBITDA for the Pulp & Paper Segment decreased by $1 million compared to the previous quarter and decreased by $26 million compared to Q1-21. The following table shows the Adjusted EBITDA variance for the period.

Adjusted EBITDA ($ millions)	Q4-21 to Q1-22	Q1-21 to Q1-22
Adjusted EBITDA - comparative period	$(14)	$11
Price	8	18
Volume	—	(3)
Changes in costs	(5)	(31)
Other	(4)	(10)
Adjusted EBITDA - current period	$(15)	$(15)
Europe Engineered Wood Products Segment

Europe EWP Segment Earnings ($ millions unless otherwise indicated)	Q1-22	Q4-21	Q1-21
Sales	$241	$184	$112
Cost of products sold	(141)	(109)	(87)
Freight and other distribution costs	(15)	(9)	(9)
Amortization	(17)	(24)	(17)
Selling, general and administration	(7)	(5)	(5)
Operating earnings	61	37	(6)
Finance expense	(2)	(1)	—
Other	—	—	—
Earnings before tax	$59	$36	$(6)

Adjusted EBITDA[1]	$78	$61	$11

OSB (MMsf 3/8” basis)
Production	281	194	204
Shipments	296	178	226
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure. Q1-21 Adjusted EBITDA was decreased by a one-time charge of $7 million related to inventory purchase price accounting.
Our Europe EWP segment includes our U.K. and Belgium OSB, MDF, and particleboard operations effective February 1, 2021.
Sales and Shipments
Sales increased compared to Q4-21 due to increases in shipment volumes, offset in part by lower product pricing. Sales increased compared to Q1-21 due primarily to higher product pricing and increases in shipment volumes.

Shipment volumes increased compared to Q4-21 as demand recovered from a more pronounced seasonal slowing in Q4-21. Shipment volumes in Q4-21 were also impacted by a major capital project, as described further in the section below.
Shipment volumes increased compared to Q1-21 due primarily to the inclusion of an additional month of shipments.
The volume variance resulted in an increase in earnings before tax and Adjusted EBITDA of $48 million compared to Q4-21 and an increase of $9 million compared to Q1-21.
The price variance resulted in a decrease in earnings before tax and Adjusted EBITDA of $11 million compared to Q4-21 and an increase of $90 million compared to Q1-21.
Costs and Production

Production increased compared to the previous quarter as Q4-21 production volumes were impacted by a seasonal slowdown in demand and a major maintenance shutdown at our Genk, Belgium location for the installation of a new dryer. Production volumes increased compared to Q1-21 due to the inclusion of an additional month of production.
Our costs of products sold increased compared to Q4-21 due primarily to higher shipment volumes, offset in part by a decrease in manufacturing costs due to ramp up of production schedules. Energy costs remained comparable to Q4-21 having bought forward most of our energy requirement.
Our costs of products sold increased compared to Q1-21 due primarily to the inclusion of an additional month of shipments and increases in input costs, offset by the impact of a one-time charge of $7 million related to inventory purchase price accounting in Q1-21. Resin costs accounted for the most significant component of input cost increases year over year, driven by constraints on availability and increasing natural gas costs.

Freight and other distribution costs generally trended with changes in shipment volumes.
Selling, general and administration costs increased compared to Q1-21 due primarily to the inclusion of an additional month of results.
Amortization decreased compared to Q4-21 as certain assets reached the end of their useful lives. Amortization was comparable to Q1-21 due to the impact above, offset by the inclusion of an additional month of results.

Finance expense and other were comparable to both comparative periods.
Earnings before tax for the Europe EWP Segment increased by $23 million compared to Q4-21 and increased by $65 million compared to Q1-21 due to the reasons explained above.
Adjusted EBITDA for the Europe EWP Segment increased by $17 million compared to Q4-21 and increased by $67 million compared to Q1-21.The following table shows the Adjusted EBITDA variance for the period.

Adjusted EBITDA ($ millions)	Q4-21 to Q1-22	Q1-21 to Q1-22
Adjusted EBITDA - comparative period	$61	$11
Price	(11)	90
Volume	48	9
Changes in costs	(20)	(32)
Adjusted EBITDA - current period	$78	$78

Discussion & Analysis of Non-Operational Items
Selling, general and administration
Selling, general and administration costs increased compared to Q4-21 due to the impact of higher salaries and wages. Selling, general and administration costs increased compared to Q1-21 due to higher salaries and wages and the inclusion of an additional month of operating expenses relating to our OSB team, offset in part by lower professional fees incurred for the Norbord Acquisition. Selling, general and administration expenses related to our operating segments are discussed under “Discussion & Analysis of Quarterly Results by Product Segment”.
Equity-based compensation
Our equity-based compensation includes our share purchase option, phantom share unit, and deferred share unit plans (collectively, the “Plans”), all of which had been partially hedged by an equity derivative contract. The equity derivative matured in December 2021 and was closed out. Our Plans and our equity derivative contract are fair valued at each period-end, and the resulting expense or recovery is recorded over the vesting period.
Our valuation models consider various factors, with the most significant being the change in the market value of our shares from the beginning to the end of the relevant period. The expense or recovery does not necessarily represent the value that the holders of options and units will ultimately receive.
A recovery was recognized in equity-based compensation in Q1-22 due to a decrease in our share price during the quarter.
Finance expense
Finance expense includes interest recognized on our duty deposits as discussed under “Discussion & Analysis of Quarterly Results by Product Segment - Lumber Segment - Softwood Lumber Dispute”. Finance expense excluding the duty interest income for Q1-22 was $6 million (Q4-21 - $8 million and Q1-21 - $14 million). Finance expense was higher in Q1-21 due to the additional interest incurred on the Norbord senior notes for the two months following the Norbord Acquisition. The Norbord senior notes were redeemed in Q2-21.
Other
Other income of $1 million was recorded for our Corporate segment in Q1-22 compared to an expense of $2 million in Q4-21 and an expense of $4 million in Q1-21. Other income for the current period relates primarily to mark-to-market gains on our interest rate swap contracts and foreign exchange gains recorded on our CAD-denominated monetary assets and liabilities. Other expense for Q4-21 related primarily to a $12 million settlement cost relating to pension plan annuity purchase agreements for certain retired employees offset in part by foreign exchange gains recorded on our CAD-denominated monetary assets and liabilities and mark-to-market gains on our interest rate swap contracts. Other expense in Q1-21 related primarily to foreign exchange losses.
Other related to our operating segments are discussed under “Discussion & Analysis of Quarterly Results by Product Segment”.
Income tax
The current quarter results include an income tax expense of $330 million, compared to $104 million in the previous quarter and $205 million in Q1-21. The effective tax rate was 23% in the current quarter compared to 24% in Q4-21 and 24% in Q1-21.
Other comprehensive earnings – translation of foreign operations
We have operations in the U.K. and Belgium, so any change in the value of the British pound sterling or Euro relative to the value of the USD results in the revaluation of our European EWP operations’ assets and liabilities. The revaluation of our European operations into U.S. dollars is reported in other comprehensive earnings.
We recorded a translation loss of $20 million during the quarter compared to a translation gain of $3 million in Q4-21 and $1 million in Q1-21. In general, a strengthening (weakening) of the USD against the British pound sterling or Euro results in a translation loss (gain). The translation loss in the current quarter reflects a strengthening of the USD against both the British pound sterling and Euro.
Other comprehensive earnings – actuarial gains/losses on retirement benefits
The funded position of our defined benefit pension plans and other retirement benefit plans is estimated at the end of each period. The funded position, as shown in note 8 to our Interim Financial Statements, is determined by subtracting the value of the plan assets from the plan obligations.
We recorded an after-tax actuarial gain of $94 million during the quarter compared to an after-tax actuarial gain of $8 million in the previous quarter and $89 million in Q1-21. The current quarter gain reflects an increase in the discount rate used to calculate plan liabilities offset in part by lower returns on plan assets.

OUTLOOK AND OPERATIONS
Business Outlook
Markets
The most significant uses for our North America lumber, OSB and wood panel products are residential construction, repair and remodelling and industrial applications. Historically low mortgage rates, low volumes of homes available for resale and increased acceptance and practice of remote working appear to be positively influencing the demand for new home construction in North America. However, interest rates have been trending higher in early 2022 and should they continue to do so, housing affordability may be impacted, which could reduce demand for new home construction and our wood building products. An aging housing stock and repair and renovation spending is expected to continue to support lumber, plywood and OSB demand. Over the medium to long term, growing market penetration of mass timber in industrial and commercial applications is also expected to support demand growth for wood building products.
The demand for our European products is expected to remain robust as demand for OSB as an alternative to plywood in Europe continues to grow. An aging European housing stock is also expected to support repair and renovation spending, supporting growing demand for our wood building products. Recent geopolitical developments in Ukraine have caused inflationary price pressures in regional energy markets, which are expected to raise the cost of production within our European operations.
Our BCTMP and NBSK pulp is primarily used in printing and writing paper, boxboard and tissue applications. Pulp demand is anticipated to grow over the longer term due to increasing boxboard and tissue production in Asia and greater substitution of single-use plastics that are subject to increasing risk from government restrictions. In the near-term, pulp supply is challenged to meet demand and exports are expected to be challenged by domestic and international transportation constraints. We recently announced the planned transition of production to UKP at our pulp mill in Hinton, Alberta by the end of 2022, offering environmental benefits such as reduced greenhouse gas emissions, water use, air emissions and waste generation and elimination of chlorine dioxide emissions. Demand for UKP is expected to benefit from an increasing global shift away from single-use plastics to increasing usage of UKP in cardboard packaging, paper grocery bags and other specialty products.
Softwood lumber dispute
Canadian softwood lumber exports to the U.S. have been the subject of trade disputes and managed trade arrangements for several decades. Countervailing and antidumping duties have been in place since April 2017, and we are required to make deposits in respect of these duties. Whether and to what extent we can realize a selling price to recover the impact of duties payable will largely depend on the strength of demand for softwood lumber. The USDOC published the final rates for AR2 in Q4-21. They also began AR3 in April 2021, which is expected to be finalized in August 2022, and AR4 in March 2022, which is expected to be finalized in 2023. Additional details can be found under the section “Discussion & Analysis by Product Segment – Lumber Segment - Softwood Lumber Dispute".
Operations
Our operations and results could be negatively affected by increases in interest rates, the availability of transportation, softening demand, the availability of labour due to the continuing impacts of COVID-19, disruption to the global economy resulting from the conflict in the Ukraine, inflationary pressures, including increases in energy prices, adverse weather conditions in our operating areas, intense competition for logs, elevated stumpage fees and production disruptions due to other uncontrollable factors.
Given the extent of the transportation challenges experienced in Western Canada thus far in 2022, which have been more acute and of longer duration than anticipated, we are reducing our SPF lumber shipment expectations for 2022. We now anticipate SPF shipments to be approximately 2.8 to 3.0 billion board feet, down from our original outlook of 3.0 to 3.2 billion board feet. We reiterate expectations for our 2022 SYP shipments to be approximately 3.0 to 3.2 billion board feet. On April 1, 2022, stumpage rates increased in B.C. due to the market-based adjustments related to lumber costs, and in the current elevated commodity price environment, B.C. stumpage is at risk of increasing further as the year unfolds. In Alberta, stumpage rates will remain elevated as long as SPF lumber prices are high, since they are closely linked to the price of lumber and respond rapidly to changes in lumber prices. We continue to expect modest log cost inflation in the U.S. South in 2022.
In our NA EWP segment, we expect OSB shipments to increase in 2022 as we account for a full year of contribution from Norbord, recapture production and shipments lost due to temporary disruptions to our operations in 2021, and as we continue to ramp operations at our Chambord OSB mill. While transportation and logistics constraints in western Canada and Ontario have been more challenging than previously anticipated, we still expect OSB shipments in 2022 to be approximately 6.1 to 6.4 billion square feet (3/8-inch basis). However, we now expect input costs for the NA EWP business to increase more significantly than originally anticipated, due to higher energy costs and Canadian pulp log costs that are linked to the price of OSB.
We do not expect to increase our Pulp & Paper segment shipments in 2022.
In our Europe EWP segment we reiterate expectations for OSB shipments to be approximately 1.1 to 1.3 billion square feet (3/8-inch basis) in 2022. However, input costs for the Europe EWP business are now expected to increase more significantly, due primarily to higher energy costs.
Across much of our supply chain, we continue to experience greater than usual inflationary cost pressures and availability constraints for labour, transportation, raw materials such as resins and chemicals, and energy. We expect these cost pressures and availability constraints to remain elevated through 2022.
Though infrastructure repairs to rail and truck routes resulting from the severe weather and flooding in late 2021 in B.C. have progressed, the usual challenges of winter weather in Canada have exacerbated what were already difficult conditions for logistics and transportation. Availability of rail service, adverse weather conditions, operator shortages and the backlog from disruptions in prior quarters have all negatively impacted our ability to ship our products in a timely manner. Through the early part of the second quarter, shipment volumes in Western Canada remain significantly challenged compared to the prior year. While we continue to seek out and utilize alternative transportation routes and methods to the extent they are available to continue servicing customers, the magnitude and duration of the impact from these multiple disruptions remains uncertain. In light of these challenges, continued and potential further reduction of operating schedules across our manufacturing network in order to manage inventory levels, raw material supplies and our integrated fibre supply chain may be required. At the current time, it is not possible to estimate when full transportation services will be available or when the backlogs resulting from the interruptions will be cleared and we will be able to return to operating a full schedule or clearing the backlog of delayed shipments.

Norbord Integration
The integration of the Norbord business continues to be a Company focus and is progressing well. We remain on track to achieve targeted annual synergies of $61 million by the end of 20221.
Cash Flows
We are anticipating levels of operating cash flows and available liquidity to support our capital spending estimate. Based on our current outlook, assuming no deterioration in market conditions during the year and that there is no additional lengthening of lead times for projects underway or planned, we continue to anticipate that we will invest approximately $500 to $600 million in 20221.
We expect to maintain our investment grade debt rating and intend to preserve sufficient liquidity to be able to take advantage of strategic growth opportunities that may arise.
We are authorized under our NCIB, which expires in February 2023, to purchase up to 10,194,000 Common shares of the Company. As of April 28, 2022, 3,994,389 have been repurchased, leaving 6,199,611 available to purchase at our discretion until the expiry of the NCIB.
Since the closing of the Norbord acquisition on February 1, 2021 we have repurchased for cancellation 21,643,978 of the Company’s Common shares.
On April 26, 2022, we commenced a substantial issuer bid for up to $1.25 billion of our outstanding Common shares, which will be paid for from cash on hand.
During the first quarter of 2022 we increased our quarterly dividend to $0.25 per share from $0.20 per share. We have paid a dividend in every quarter since we became a public company in 1986 and expect to continue this practice.

LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Capital Resource Measures
Our capital structure consists of Common share equity and long-term debt, and our liquidity includes our operating facilities.

Summary of Liquidity and Debt Ratios ($ millions, except as otherwise indicated)	March 31, 2022	December 31, 2021
Available liquidity
Cash and short-term investments	$1,816	$1,568
Operating lines available (excluding newsprint operation)	1,035	1,025
Available liquidity	2,851	2,593

Total debt to total capital	6%	7%
Net debt to total capital	(18%)	(16%)

Credit Facilities

As at March 31, 2022, our credit facilities consisted of a $1 billion committed revolving credit facility which matures July 2026, $35 million of uncommitted revolving credit facilities available to our U.S. subsidiaries, and a $6 million (CAD$8 million) demand line of credit dedicated to our jointly‑owned newsprint operation.

As at March 31, 2022, our revolving credit facilities were undrawn (December 31, 2021 - undrawn) and the associated deferred financing costs of $1 million (December 31, 2021 - $1 million) were recorded in other assets. Interest on the facilities is payable at floating rates based on Prime, Base Rate Advances, Bankers’ Acceptances, or London Inter-Bank Offered Rate (“LIBOR”) Advances at our option.
1.This is a specified financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

In addition, we have credit facilities totalling $139 million (December 31, 2021 - $137 million) dedicated to letters of credit. Letters of credit in the amount of $65 million (December 31, 2021 - $65 million) were supported by these facilities.
All debt is unsecured except the $6 million (CAD$8 million) jointly-owned newsprint operation demand line of credit, which is secured by that joint operation’s current assets.
Long-Term Debt
In October 2014, we issued US$300 million of fixed-rate senior unsecured notes, bearing interest at 4.35% and due October 2024, pursuant to a private placement in the U.S. The notes are redeemable, in whole or in part, at our option at any time as provided in the indenture governing the notes.
In August 2017, we were advanced a US$200 million 5‑year term loan that, with the July 2019 extension, matures on August 25, 2024. Interest is payable at floating rates based on Base Rate Advances or London Inter-bank Offered Rate (“LIBOR”) Advances at our option. This loan is repayable at any time, in whole or in part, at our option and without penalty but cannot be redrawn after payment.
On March 15, 2019, we entered into an interest rate swap agreement, maturing in August 2022, with a US$100 million notional amount to limit our exposure to fluctuations in interest rates and fix interest rates on a portion of our long-term debt. On March 9, 2020, we extended the duration of our US$100 million notional interest rate swap from August 2022 to August 2024, resulting in a change to the fixed interest rate on the swap from 2.47% to 1.78% through August of 2024. On April 15, 2020, we entered into additional interest rate swaps for another notional amount of US$100 million, resulting in a fixed interest rate of 0.51% through August of 2024. These swap agreements fix the interest rate on the US$200 million 5-year term loan floating rate debt discussed above.
Debt Ratings
We are considered investment grade by three leading rating agencies. The ratings in the table below are as at April 28, 2022.

Agency	Rating	Outlook
DBRS	BBB	Stable
Moody’s	Baa3	Stable
Standard & Poor’s	BBB-	Stable
These ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agencies.
Shareholder’s Equity
Our outstanding Common share equity consists of 99,371,752 Common shares and 2,281,478 Class B Common shares for a total of 101,653,230 shares issued and outstanding as at April 28, 2022.
Our Class B Common shares are equal in all respects to our Common shares, including the right to dividends and the right to vote, and are exchangeable on a one-for-one basis for Common shares. Our Common shares are listed for trading on the TSX and NYSE, while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.
Our Common shares are listed for trading on the TSX and on the NYSE under the symbol WFG.
Share Repurchases
On February 23, 2022, we renewed our normal course issuer bid (“NCIB”) allowing us to acquire up to 10,194,000 Common shares for cancellation until the expiry of the bid on February 22, 2023.
The following table shows our purchases under our NCIB programs in 2021 and 2022 and our 2021 SIB:

Share repurchases (number of common shares and price per share)	Common Shares	Average Price in USD
NCIB: February 17, 2021 to December 31, 2021	7,059,196	$74.60
2021 SIB: August 20, 2021	10,309,278	$76.84
NCIB: January 1, 2022 to March 31, 2022	2,574,124	$90.15
Share Options
As at April 28, 2022, there were 1,059,217 share purchase options outstanding with exercise prices ranging from CAD$31.77 to CAD$123.63 per Common share.
Cash Flow
Our cash is deployed primarily for operating purposes, interest payments, repayment of debt, additions to property, plant, equipment and timber, acquisitions, share repurchases, and dividends. In normal business cycles and in years without a major acquisition or debt repayment, cash on hand and cash provided by operations have typically been sufficient to meet these uses.

	Three Months Ended
Cash Flow Statement ($ millions - cash provided by (used in))	March 31,	March 31,
	2022	2021
Cash provided by operating activities
Earnings	$1,090	$665
Adjustments
Amortization	157	122
Impairment charges	13	—
Finance expense	7	13
Foreign exchange loss	7	6
Export duty	(9)	8
Retirement benefit expense	21	25
Contributions to retirement benefit plans	(19)	(13)
Tax provision	330	205
Income taxes paid	(456)	(246)
Other	3	—
Changes in non-cash working capital
Receivables	(287)	(172)
Inventories	(300)	(221)
Prepaid expenses	3	(4)
Payables and accrued liabilities	3	74
	563	462
Cash used for financing activities
Repayment of long-term debt	—	(2)
Repayment of lease obligations	(5)	(2)
Finance expense paid	(2)	(3)
Financing fees paid	—	(3)
Repurchase of Common shares for cancellation	(189)	(93)
Issuance of Common shares	—	5
Dividends paid	(21)	(11)
	(217)	(109)

Cash provided by (used for) investing activities
Acquired cash and short-term investments from Norbord Acquisition[1]	—	642
Angelina Acquisition, net of cash acquired	(1)	—
Additions to capital assets	(93)	(62)
Other	2	2
	$(92)	$582

Change in cash	$254	$935
1.The Norbord Acquisition was a non-cash share consideration transaction, and therefore, only the acquired cash is included in the above cash flow. Changes in Norbord’s cash position incurred subsequent to February 1, 2021 are incorporated into our cash flow statement.
Operating Activities
The table above shows the main components of cash flows used for or provided by operating activities for each period. The significant factors affecting the comparison were higher earnings, higher income tax payments, and increases in working capital.

Income tax payments were higher in Q1-22 primarily due to income tax payments made in respect of 2021 results. In Canada, as minimum tax instalments are based on prior year’s earnings, a significant top-up payment was required for 2021 during the quarter. Of the total $456 million in income tax payments (net of refunds) paid in Q1-22, $298 million was attributable to satisfying the estimated tax liability owed on 2021 earnings.
Working capital increased due primarily to increases in accounts receivable and inventory. Accounts receivable increased due primarily to increases in lumber and OSB product pricing during Q1-22.
Inventory increased due to transportation disruptions which interrupted our ability to ship our finished products in a timely manner. In addition, log inventory in the northern regions of North America is built up in the first quarter to sustain SPF lumber and EWP operations during the second quarter when logging is curtailed due to wet and inaccessible land conditions. Our operations typically consume this log inventory in the spring and summer months.
Financing Activities
Cash used in financing activities in Q1-22 increased compared to Q1-21 due primarily to additional common share repurchases and higher dividends paid.
In Q1-22, we returned a total of $189 million to our shareholders through Common shares repurchased under our NCIB program. We also returned a total of $21 million to our shareholders through dividend payments, which was higher than the $11 million paid in Q1-21 due primarily to an increase in the dividend amount per share and additional shares issued in relation to the Norbord Acquisition.
Investing Activities
The Norbord Acquisition was a non-cash share consideration transaction and therefore only the acquired cash was included in investing activities in Q1-21.
Capital expenditures of $93 million in Q1-22 (Q1-21 - $62 million) reflect our philosophy of continued reinvestment in our mills. Capital additions in Q1-22 were $32 million for our Lumber segment, $58 million for our NA EWP segment, $1 million for our Pulp & Paper segment, $1 million for our Europe EWP segment, and $1 million for our corporate and other segment.

RISKS AND UNCERTAINTIES
Our business is subject to a number of risks and uncertainties. Risks and uncertainties are included in our Annual MD&A, and also include additional risks and uncertainties identified in this MD&A.

CONTROLS AND PROCEDURES
West Fraser is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, each as defined in NI 52-109.
Limitations on Scope of Design of DC&P and ICFR
In accordance with the provisions of NI 52-109, our management has limited the scope of its design of West Fraser’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Angelina, which was acquired on December 1, 2021.
Angelina’s contribution to our consolidated financial statements for the three months ended March 31, 2022 was $69 million of sales, representing approximately 2.2% of consolidated sales, and $38 million of earnings, representing 3.5% of consolidated earnings. Additionally, assets attributed to Angelina’s assets were $295 million, representing approximately 2.7% of our total assets as at March 31, 2022.

Disclosure Controls and Procedures
We have designed our disclosure controls and procedures to provide reasonable assurance that information that is required to be disclosed by us in our annual filings, interim filings and other reports that we file or submit under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation. These include controls and procedures designed to ensure that information that we are required to disclose under securities legislation is accumulated and communicated to our management, including our President and Chief Executive Officer (“CEO”) and the Vice-President, Finance and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding required disclosure.
Internal Controls and Procedures
Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS.
There has been no change in our internal controls over financial reporting that occurred during the three months ended March 31, 2022, that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

DEFINITIONS, RECONCILIATIONS, AND OTHER INFORMATION
Non-GAAP and Other Specified Financial Measures

Throughout this MD&A, we make reference to (1) certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA by segment (our “Non-GAAP Financial Measures”), (ii) certain capital management measures, including available liquidity, total debt to capital ratio, and net debt to capital ratio (our “Capital Management Measures”), and (iii) certain supplementary financial measures, including our expected capital expenditures and expected potential synergies from the Norbord Acquisition (our “Supplementary Financial Measures”). We believe that these Non-GAAP Financial Measures, Capital Management Measures, and Supplementary Financial Measures (collectively, our “Non-GAAP and other specified financial measures”) are useful performance indicators for investors with regard to operating and financial performance and our financial condition. These Non-GAAP and other specified financial measures are not generally accepted financial measures under IFRS and do not have standardized meanings prescribed by IFRS. Investors are cautioned that none of our Non-GAAP Financial Measures should be considered as an alternative to earnings or cash flow, as determined in accordance with IFRS. As there is no standardized method of calculating any of these Non-GAAP and other specified financial measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-GAAP and other specified financial measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-GAAP and other specified financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The reconciliation of the Non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures is provided in the tables set forth below.
Adjusted EBITDA and Adjusted EBITDA by Segment

Adjusted EBITDA is used to evaluate the operating and financial performance of our operating segments, generate future operating plans, and make strategic decisions. Adjusted EBITDA is defined as earnings determined in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings: finance expense, tax provision or recovery, amortization, equity-based compensation, restructuring and impairment charges, and other.

Adjusted EBITDA by segment is defined as earnings before tax determined for each reportable segment in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings for that reportable segment: finance expense, amortization, equity-based compensation, restructuring and impairment charges, and other.

EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance, ability to incur and service debt, and as a valuation metric. We calculate Adjusted EBITDA and Adjusted EBITDA by segment to exclude items that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

We believe that disclosing these measures assists readers in measuring performance relative to other entities that operate in similar industries and understanding the ongoing cash generating potential of our business to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends. Adjusted EBITDA is used as an additional measure to evaluate the operating and financial performance of our reportable segments.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure, earnings.

Quarterly Adjusted EBITDA ($ millions)	Q1-22	Q4-21	Q1-21
Earnings	$1,090	$334	$665
Finance expense, net	7	1	13
Tax provision	330	104	205
Amortization	157	153	122
Equity-based compensation	(5)	12	7
Impairment charges	13	—	—
Other	—	11	(4)
Adjusted EBITDA	$1,592	$615	$1,008

The following tables reconcile Adjusted EBITDA by segment to the most directly comparable IFRS measures for each of our reportable segments. We consider that earnings before tax is the most directly comparable measure for Adjusted EBITDA by segment, given we do not allocate consolidated tax amounts across our reportable segments.

Please refer to the “Adjusted EBITDA” section above for additional details concerning the composition of this measure and how it provides useful information to readers.
Quarterly Adjusted EBITDA by Segment ($ millions)

Q1-22	Lumber	North America EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings before tax	$738	$651	$(38)	$59	$10	$1,420
Finance expense, net	6	1	1	2	(3)	7
Amortization	46	83	9	17	2	157
Equity-based compensation	—	—	—	—	(5)	(5)
Impairment charges	—	—	13	—	—	13
Other	6	(5)	—	—	(1)	—
Adjusted EBITDA by segment	$796	$730	$(15)	$78	$3	$1,592

Q4-21	Lumber	North America EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings before tax	$194	$265	$(25)	$36	$(32)	$438
Finance expense, net	(1)	—	—	1	1	1
Amortization	45	73	9	24	2	153
Equity-based compensation	—	—	—	—	12	12
Other	2	5	2	—	2	11
Adjusted EBITDA by segment	$240	$343	$(14)	$61	$(15)	$615

Q1-21	Lumber	North America EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings before tax	$609	$298	$1	$(6)	$(32)	$870
Finance expense, net	5	1	2	—	5	13
Amortization	39	54	9	17	3	122
Equity-based compensation	—	—	—	—	7	7
Other	(7)	—	(1)	—	4	(4)
Adjusted EBITDA by segment	$646	$353	$11	$11	$(13)	$1,008
Available liquidity
Available liquidity is the sum of our cash and short-term investments and funds available under our committed and uncommitted bank credit facilities. We believe disclosing this measure assists readers in understanding our ability to meet uses of cash resulting from contractual obligations and other commitments at a point in time.

Available Liquidity ($ millions)	March 31, 2022	December 31, 2021
Cash and short-term investments	$1,816	$1,568
Operating lines available (excluding newsprint operation)[1]	1,035	1,025
	2,851	2,593
Cheques issued in excess of funds on deposit	—	—
Borrowings on operating lines	—	—
Available liquidity	$2,851	$2,593
1.Excludes demand line of credit dedicated to our jointly-owned newsprint operation as West Fraser cannot draw on it.
Total debt to total capital ratio
Total debt to total capital ratio is total debt divided by total capital, expressed as a percentage. Total capital is defined as the sum of total debt plus total equity. This calculation is defined in certain of our bank covenant agreements. We believe disclosing this measure assists readers in understanding our capital structure, financial solvency, and degree of leverage at a point in time.

The following table outlines the composition of the measure.

Total Debt to Capital ($ millions)	March 31, 2022	December 31, 2021
Debt
Operating loans	$—	$—
Current and long-term lease obligation	27	28
Current and long-term debt	501	501
Interest rate swaps[1]	—	1
Open letters of credit[1]	65	65
Total debt	593	595
Shareholders’ equity	8,561	7,656
Total Capital	$9,154	$8,251
Total debt to capital	6%	7%
1.Letters of credit facilities and the fair value of interest rate swaps are part of our bank covenants’ total debt calculation.
Net debt to capital ratio
Net debt to capital ratio is net debt divided by total capital, expressed as a percentage. Net debt is calculated as total debt less cash and cash equivalents, open letters of credit, and the fair value of any interest rate swap liabilities. Total capital is defined as the sum of net debt plus total equity. We believe disclosing this measure assists readers in understanding our capital structure, financial solvency, and degree of leverage at a point in time. We believe that using net debt in the calculation is helpful because net debt represents the amount of debt obligations that are not covered by available cash and short-term investments.
The following table outlines the composition of the measure.

Net Debt to Capital ($ millions)	March 31, 2022	December 31, 2021
Debt
Operating loans	$—	$—
Current and long-term lease obligation	27	28
Current and long-term debt	501	501
Interest rate swaps[1]	—	1
Open letters of credit[1]	65	65
Total debt	593	595
Cash and short-term investments	(1,816)	(1,568)
Open letters of credit	(65)	(65)
Interest rate swaps	—	(1)
Cheques issued in excess of funds on deposit	—	—
Net Debt	(1,288)	(1,039)
Shareholders’ equity	8,561	7,656
Total Capital	$7,273	$6,617
Net debt to capital	(18%)	(16%)
1.Letters of credit facilities and the fair value of interest rate swaps are part of our bank covenants’ total debt calculation.
Expected capital expenditures

This measure represents our best estimate of the amount of cash outflows relating to additions to capital assets for the upcoming year based on our current outlook. This amount is comprised primarily of various improvement projects and maintenance-of-business expenditures, projects focused on optimization and automation of the manufacturing process, and projects targeted to reduce greenhouse gas emissions. This measure assumes no deterioration in market conditions during the year and that we are able to proceed with our plans on time and on budget. This estimate is subject to the risks and uncertainties identified in this MD&A.
Expected synergies from the Norbord Acquisition

This measure represents our best estimate of the expected revenue and cost synergies from integrating our operations with Norbord. Synergies are being realized from reduced corporate overhead costs, the optimization of sales and transportation, procurement savings and the sharing of operational best practices. This measure assumes we are able to realize the aforementioned anticipated revenue and cost synergies from integrating our operations with Norbord. This estimate is subject to the risks and uncertainties identified in this MD&A.

Glossary of Key Terms

We use the following terms in this MD&A:

Term	Description
AAC	Annual allowable cut
ADD	Antidumping duty
Angelina	Angelina Forest Products LLC
Angelina Acquisition	Acquisition of Angelina Forest Products LLC on December 1, 2021
AR	Administrative Review by the USDOC
B.C.	British Columbia
BCTMP	Bleached chemithermomechanical pulp
CAD or CAD$	Canadian dollars
CEO	President and Chief Executive Officer
CFO	Vice-President, Finance and Chief Financial Officer
CGU	Cash generating unit
COSO	Committee of Sponsoring Organizations of the Treadway Commission
Crown timber	Timber harvested from lands owned by a provincial government
CVD	Countervailing duty
EDGAR	Electronic Data Gathering, Analysis and Retrieval System
ESG	Environmental, Social and Governance
EWP	Engineered wood products
GHG	Greenhouse gas
IFRS	International Financial Reporting Standards as issued by the International Accounting Standards Board
LVL	Laminated veneer lumber
MDF	Medium-density fibreboard
NA	North America
NA EWP	North America engineered wood products
NBSK	Northern bleached softwood kraft pulp
NCIB	Normal course issuer bid
NI 52-109	National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings
Norbord	Norbord Inc.
Norbord Acquisition	Acquisition of Norbord completed February 1, 2021
NYSE	New York Stock Exchange
OSB	Oriented strand board
POI	Period of Investigation in respect of an USDOC administrative review
PPE	Property, plant, and equipment
Q1-22 or Q1-21	three months ended March 31, 2022 or 2021 and for balance sheet amounts as at March 31, 2022 or 2021
Q2-22 or Q2-21	three months ended June 30, 2022 or 2021 and for balance sheet amounts as at June 30, 2022 or 2021

Q3-22 or Q3-21	three months ended September 30, 2022 or 2021 and for balance sheet amounts as at September 30, 2022 or 2021
Q4-22 or Q4-21	three months ended December 31, 2022 or 2021 and for balance sheet amounts as at December 31, 2022 or 2021
SEDAR	System for Electronic Document Analysis and Retrieval
2021 SIB	Our substantial issuer bid completed in August 2021
SIB	Our substantial Issuer bid commenced April 26, 2022
SOX	Section 404 of the Sarbanes-Oxley Act
SPF	Spruce/pine/balsam fir lumber
SYP	Southern yellow pine lumber
TSX	Toronto Stock Exchange
U.K.	United Kingdom
UKP	Unbleached kraft pulp
U.S.	United States
USD or $ or US$	United States Dollars
USDOC	United States Department of Commerce
USITC	United States International Trade Commission
Forward-Looking Statements

This MD&A includes statements and information that constitutes “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Forward-looking statements include statements that are forward-looking or predictive in nature and are dependent upon or refer to future events or conditions. We use words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could” to identify these forward-looking statements. These forward-looking statements generally include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.

Forward-looking statements included in this MD&A include references to:

Discussion	Forward-Looking Statements
Corporate Strategy	our corporate strategy and objectives to maintain a strong balance sheet and liquidity profile, to maintain a leading cost position and to return capital to shareholders
Recent Developments – Markets	Impact of interest rates and inflationary pressures on demand for lumber and OSB
Recent Developments – Transportation and Production Rates	the timing of when full transportation services will resume, when the backlogs resulting from the interruptions will be cleared and the costs of transportation services
Recent Developments – Share Repurchases	the completion of additional share repurchases under our 2022 NCIB and our substantial issuer bid announced April 20, 2022
Discussion & Analysis of Annual Results by Product Segment - Lumber Segment - Softwood Lumber Dispute	administrative review commencement, adjustment of export duty rates and proceedings related to duty rates
Business Outlook – Markets	market conditions, demand for our products, impacts of interest rates, Ukraine conflict, inflationary pressures, including increases in energy prices, and transportation constraints
Business Outlook – Operations	production levels, projected SPF and SYP lumber shipments, including the ability to recapture lost 2021 production and shipments in 2022, projected OSB shipments, operating costs, B.C. and Alberta stumpage rates and U.S. South log costs, the impact of inflationary pressures and the timing for resumption of full transportation services

Business Outlook – Norbord Integration	expected synergies from Norbord integration
Business Outlook – Cash Flows	projected cash flows from operations and available liquidity in connection with capital expenditures, strategic growth opportunities, expected continuity of dividends and share repurchases

By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•assumptions in connection with the economic and financial conditions in the U.S., Canada, U.K., Europe and globally and consequential demand for our products, including the impact of the conflict in the Ukraine and increases in interest rates and global supply chain issues;
•risks inherent to product concentration and cyclicality;
•effects of competition and product pricing pressures, including continued access to log supply and fibre resources at competitive prices and the impact of third-party certification standards;
•effects of variations in the price and availability of manufacturing inputs and energy, including continued access to fibre resources at competitive prices and the impact of third-party certification standards, and the impact of inflationary pressures on the costs of these manufacturing costs, including increases in stumpage fees and log costs;
•availability and costs of transportation services, including truck and rail services, and port facilities, the impacts on transportation services of wildfires and severe weather events, and the impact of increased energy prices on the costs of transportation services;
•various events that could disrupt operations, including natural, man-made or catastrophic events including wildfires and any state of emergency and/or evacuation orders issued by governments and ongoing relations with employees;
•risks inherent to customer dependence;
•impact of future cross border trade rulings or agreements;
•implementation of important strategic initiatives and identification, completion and integration of acquisitions;
•impact of changes to, or non-compliance with, environmental or other regulations;
•the impact of the COVID-19 pandemic on our operations and on customer demand, supply and distribution and other factors;
•government restrictions, standards or regulations intended to reduce greenhouse gas emissions;
•changes in government policy and regulation, including against taken by the Government of British Columbia pursuant to recent amendments to forestry legislation and initiatives to defer logging of forests deemed “old growth” and the impact of these actions on our timber supply;
•impact of weather and climate change on our operations or the operations or demand of its suppliers and customers;
•ability to implement new or upgraded information technology infrastructure;
•impact of information technology service disruptions or failures;
•impact of any product liability claims in excess of insurance coverage;
•risks inherent to a capital intensive industry;
•impact of future outcomes of tax exposures;
•potential future changes in tax laws, including tax rates;
•effects of currency exposures and exchange rate fluctuations;
•future operating costs;
•availability of financing, bank lines, securitization programs and/or other means of liquidity;
•continued integration of the Norbord business;
•continued access to timber supply in the traditional territories of Indigenous Nations;
•the extent to which shareholders tender under our SIB, and the prices at which shares are tendered;
•a determination by us that the conditions for completion of the SIB have not been satisfied;
•the risks and uncertainties described above in this MD&A; and
•other risks detailed from time-to-time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators

In addition, actual outcomes and results of these statements will depend on a number of factors including those matters described under “Risks and Uncertainties” and may differ materially from those anticipated or projected. This list of important factors affecting forward‑looking statements is not exhaustive and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward‑looking statements and we undertake no obligation to publicly update or revise any forward‑looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.
Additional Information

Additional information on West Fraser, including our Annual Information Form and other publicly filed documents, is available on the Company’s website at www.westfraser.com, on SEDAR at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov/edgar.shtml.

Where this MD&A includes information from third parties, we believe that such information (including information from industry and general publications and surveys) is generally reliable. However, we have not independently verified any such third-party information and cannot assure you of its accuracy or completeness.